UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Wix.com Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share

(Title of Class of Securities)

M98068105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,735,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,735,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,270,054
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,270,054
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,270,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		264,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

264,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		195,412
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

195,412
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		195,412
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

195,412
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		109,399
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

109,399
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		109,399
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

109,399
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		304,811
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

304,811
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		503,459
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

503,459
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

503,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,735,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,735,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,735,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,735,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,735,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,735,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,735,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,735,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. M98068105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,270,054 Shares beneficially owned by Starboard V&O Fund is approximately $148,773,261, excluding brokerage commissions. The aggregate purchase price of the 264,969 Shares beneficially owned by Starboard S LLC is approximately $17,010,670, excluding brokerage commissions. The aggregate purchase price of the 195,412 Shares beneficially owned by Starboard C LP is approximately $12,555,844, excluding brokerage commissions. The aggregate purchase price of the 109,399 Shares beneficially owned by Starboard L Master is approximately $7,291,739, excluding brokerage commissions. The aggregate purchase price of the 503,459 Shares beneficially owned by Starboard X Master is approximately $32,534,213, excluding brokerage commissions. The aggregate purchase price of the 391,707 Shares held in the Starboard Value LP Account is approximately $28,324,731, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,775,404 Shares outstanding, as of March 9, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report of a Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on June 20, 2023, Starboard V&O Fund beneficially owned 2,270,054 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 2,270,054
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,270,054
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on June 20, 2023, Starboard S LLC beneficially owned 264,969 Shares.

16

CUSIP No. M98068105

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 264,969
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 264,969
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on June 20, 2023, Starboard C LP beneficially owned 195,412 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 195,412
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 195,412
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of 195,412 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 195,412
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 195,412
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on June 20, 2023, Starboard L Master beneficially owned 109,399 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 109,399
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 109,399
4. Shared power to dispose or direct the disposition: 0

17

CUSIP No. M98068105

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 109,399 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 109,399
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 109,399
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 195,412 Shares owned by Starboard C LP and (ii) 109,399 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 304,811
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,811
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on June 20, 2023, Starboard X Master beneficially owned 503,459 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 503,459
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 503,459
4. Shared power to dispose or direct the disposition: 0

18

CUSIP No. M98068105

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on June 20, 2023, 391,707 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,270,054 Shares owned by Starboard V&O Fund, (ii) 264,969 Shares owned by Starboard S LLC, (iii) 195,412 Shares owned by Starboard C LP, (iv) 109,399 Shares owned by Starboard L Master, (v) 503,459 Shares owned by Starboard X Master and (vi) 391,707 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,735,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,735,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,270,054 Shares owned by Starboard V&O Fund, (ii) 264,969 Shares owned by Starboard S LLC, (iii) 195,412 Shares owned by Starboard C LP, (iv) 109,399 Shares owned by Starboard L Master, (v) 503,459 Shares owned by Starboard X Master and (vi) 391,707 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,735,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,735,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
19

CUSIP No. M98068105

K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,270,054 Shares owned by Starboard V&O Fund, (ii) 264,969 Shares owned by Starboard S LLC, (iii) 195,412 Shares owned by Starboard C LP, (iv) 109,399 Shares owned by Starboard L Master, (v) 503,459 Shares owned by Starboard X Master and (vi) 391,707 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,735,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,735,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 2,270,054 Shares owned by Starboard V&O Fund, (ii) 264,969 Shares owned by Starboard S LLC, (iii) 195,412 Shares owned by Starboard C LP, (iv) 109,399 Shares owned by Starboard L Master, (v) 503,459 Shares owned by Starboard X Master and (vi) 391,707 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,735,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,735,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,270,054 Shares owned by Starboard V&O Fund, (ii) 264,969 Shares owned by Starboard S LLC, (iii) 195,412 Shares owned by Starboard C LP, (iv) 109,399 Shares owned by Starboard L Master, (v) 503,459 Shares owned by Starboard X Master and (vi) 391,707 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

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CUSIP No. M98068105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,735,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,735,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account holds $4,523,000 principal amount, $525,000 principal amount, $405,000 principal amount, $225,000 principal amount, $1,042,000 principal amount and $780,000 principal amount, of the Company’s unsecured 0% Convertible Senior Notes due August 15, 2025 (the “Convertible Notes”), respectively. Pursuant to the terms of the Convertible Notes, in addition to the requirement that certain conditions be satisfied before the holders thereof can convert their respective Convertible Notes, which such conditions are outside of such holders’ control, the Convertible Notes provide that upon conversion, the Issuer will pay or deliver, as the case may be, cash, Shares or a combination of cash and Shares, at the Issuer’s election. Accordingly, Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP, through the Starboard Value LP Account, do not possess the absolute right to acquire any of the underlying Shares upon conversion of the Convertible Notes. As such, the Reporting Persons do not deem themselves to be the beneficial owners of any Shares underlying the Convertible Notes and disclaim any beneficial ownership in any such Shares that may be referenced in such Convertible Notes.

As previously disclosed, each of Starboard V&O Fund and Starboard L Master entered into forward purchase contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 1,537,302 Shares and 98,732 Shares, respectively (each a “MS Forward Contract”). Each of the MS Forward Contracts had a final valuation date of December 13, 2023, however, each of Starboard V&O Fund and Starboard L Master had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. On June 15, 2023, each of Starboard V&O Fund and Starboard L Master exercised the MS Forward Contracts and thereby acquired 1,537,302 Shares and 98,732 Shares, respectively. Accordingly, each of Starboard V&O Fund and Starboard L Master is no longer a party to the MS Forward Contracts.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. M98068105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. M98068105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of May 2023 Put Option ($70.00 Strike Price)[1]	(133,900)	0.6904	04/20/2023
Sale of May 2023 Put Option ($65.00 Strike Price)[1]	(67,200)	0.9622	05/03/2023
Purchase of Common Stock	23,144	76.6992	05/03/2023
Purchase of Common Stock	23,144	76.6992	05/03/2023
Purchase of Common Stock	15,050	76.3714	05/04/2023
Purchase of Common Stock	15,050	76.3714	05/04/2023
Sale of May 2023 Call Option ($90.00 Strike Price)[2]	(67,800)	0.6001	05/09/2023
Sale of May 2023 Call Option ($95.00 Strike Price)[2]	(101,800)	0.4502	05/11/2023
Exercise of Forward Contract	1,537,302	65.1611	06/15/2023

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of May 2023 Put Option ($70.00 Strike Price)[1]	(16,100)	0.6904	04/20/2023
Sale of May 2023 Put Option ($65.00 Strike Price)[1]	(7,900)	0.9622	05/03/2023
Purchase of Common Stock	5,459	76.6992	05/03/2023
Purchase of Common Stock	3,550	76.3714	05/04/2023
Sale of May 2023 Call Option ($90.00 Strike Price)[2]	(7,900)	0.6001	05/09/2023
Sale of May 2023 Call Option ($95.00 Strike Price)[2]	(11,900)	0.4502	05/11/2023

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of May 2023 Put Option ($70.00 Strike Price)[1]	(12,300)	0.6904	04/20/2023
Sale of May 2023 Put Option ($65.00 Strike Price)[1]	(6,100)	0.9622	05/03/2023
Purchase of Common Stock	4,229	76.6992	05/03/2023
Purchase of Common Stock	2,750	76.3714	05/04/2023
Sale of May 2023 Call Option ($90.00 Strike Price)[2]	(5,900)	0.6001	05/09/2023
Sale of May 2023 Call Option ($95.00 Strike Price)[2]	(8,800)	0.4502	05/11/2023

CUSIP No. M98068105

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of May 2023 Put Option ($70.00 Strike Price)[1]	(6,900)	0.6904	04/20/2023
Sale of May 2023 Put Option ($65.00 Strike Price)[1]	(3,500)	0.9622	05/03/2023
Purchase of Common Stock	2,384	76.6992	05/03/2023
Purchase of Common Stock	1,550	76.3714	05/04/2023
Sale of May 2023 Call Option ($90.00 Strike Price)[2]	(3,300)	0.6001	05/09/2023
Sale of May 2023 Call Option ($95.00 Strike Price)[2]	(4,900)	0.4502	05/11/2023
Exercise of Forward Contract	98,732	66.3993	06/15/2023

STARBOARD X MASTER FUND LTD

Sale of May 2023 Put Option ($70.00 Strike Price)[1]	(30,800)	0.6904	04/20/2023
Sale of May 2023 Put Option ($65.00 Strike Price)[1]	(15,300)	0.9622	05/03/2023
Purchase of Common Stock	10,534	76.6992	05/03/2023
Purchase of Common Stock	6,850	76.3714	05/04/2023
Sale of May 2023 Call Option ($90.00 Strike Price)[2]	(15,100)	0.6001	05/09/2023
Sale of May 2023 Call Option ($95.00 Strike Price)[2]	(22,600)	0.4502	05/11/2023

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	7,996	76.6992	05/03/2023
Purchase of Common Stock	5,200	76.3714	05/04/2023

________________

1 Represents Shares underlying American-style put options sold short in the over the counter market. These put options expired worthless pursuant to their terms on May 19, 2023.

2 Represents Shares underlying American-style call options sold short in the over the counter market. These call options expired worthless pursuant to their terms on May 19, 2023.